Contact

www.linkedin.com/in/danieltodd (LinkedIn)
danieltodd.info (Personal)
www.facebook.com/danielrtodd (Personal)

Top Skills

Product Leadership
Grit
Start-ups

Certifications

Birthing of Giants Fellowship Program Graduate

Honors-Awards

#7 Fastest Growing Private Company

#39 Fastest Growing Private Company

#1 Best Company to Work for in Washington: (medium sized companies)

#2 Fastest Growing Company in Washington State

BEST COMPANIES TO WORK FOR: INFLUENCE MOBILE

Publications

Brand Loyalty Isn't Enough to Keep Customers — But Reviews and Rewards Are. Here's How.

Revolutionizing Work Norms: Insights from Karla Santi on Culture and Productivity

How to Lead in the Face of Crisis and Instability

Find Your Flow Through Deep Work and Unlock Your Superpower

5 Ways To Avoid Living in Fear in Business

Patents

Daniel Todd

CEO and Founder | New Media, Online Marketing, Social Media Marketing
Sedona, Arizona, United States

Summary

At Influence Mobile, our team has pioneered reward-based products, revolutionizing the way people engage with everyday activities. Our commitment to innovation is evidenced by our consistent ranking in Puget Sound Business Journal's best places to work and the INC 5000 list of fastest-growing companies.

With a background in new media and online marketing, my expertise in social media marketing has been integral to our success. Our work culture and growth reflect my dedication to fostering a rewarding environment, not just for our users but also for our team, as we strive to lead a Rewarded Life™.

Experience

Influence Mobile

CEO and Founder of Influence Mobile
May 2012 - Present (14 years 2 months)
Sedona, Arizona, United States

We build products that reward people for everyday activities, so everyone can live a Rewarded Life™.
While doing that we also ranked as
Third in Puget Sound Business Journals best places to work in Washington state in 2021
Sixth in Puget Sound Business Journals best places to work in Washington state in 2022
Eight in Puget Sound Business Journals best places to work in Washington state in 2023

Ranked #804 on the INC 5000 fastest growing companies in 2021
Ranked #534 on the INC 5000 fastest growing companies in 2022
Ranked #832 on the INC 5000 fastest growing companies in 2023
Ranked #260 on Deloitte Technology Fast 500 in 2021
Ranked #121 on Deloitte Technology Fast 500 in 2022

SYSTEM FOR PROVIDING DIGITAL CONTENT AND ADVERTISING AMONG MULTIPLE ENTITIES

Computer network provided digital content under an advertising and revenue sharing basis, such as music provided via the internet with time-shifted advertisements presented by a client resident application

Ranked #197on Deloitte Technology Fast 500 in 2023

Start-up Mentor - Advisor

Start-up Mentor - Advisor
January 2007 - Present (19 years 6 months)
United States

Help various start-ups and entrepreneurs with business planning, revenue, product, fund raising or any other advice they need.

Inc. Magazine

Monthly Contributor
December 2021 - December 2024 (3 years 1 month)

Having fun researching and writing articles on business, startups, company culture and more.

Entrepreneur Media

Monthly Contributor
November 2021 - December 2024 (3 years 2 months)

Having fun researching and writing articles on entrepreneurship and related topics.

Code Fellows

Board Member
September 2017 - July 2024 (6 years 11 months)
Seattle, Washington

Disney Accelerator

Mentor
July 2014 - August 2018 (4 years 2 months)
Glendale, CA

Working with the awesome teams of Disney Accelerator!

CardTapp

Advisor to CEO
June 2013 - January 2018 (4 years 8 months)
Greater Seattle Area

I help the CEO and team with fund raising strategies, marketing plans, core metrics measurement, churn analysis, employee referrals and whatever else is important to help grow the business.

Bizible

Board Member
November 2012 - May 2016 (3 years 7 months)

Work with the CEO on strategy, growth and funding plans.

TechStars
Mentor
July 2010 - May 2015 (4 years 11 months)

Working with all the awesome teams of Techstars Seattle

I mentored the following companies
2010 Deal-Coop
2011 GoChime and Smore
2012 Bizible and Leanplum
2013 Inside Social
2014 LiveStories and Magixflik

GlobalMojo
CEO
March 2010 - March 2012 (2 years 1 month)

Zango
President
June 1999 - September 2007 (8 years 4 months)

Oversee all sales, marketing and distribution efforts. Work with the tech team on ongoing product developments. Strategic oversight and corporate development responsibilities as well. Board Member.

LoanWorks
A.V.P Technology
June 1998 - August 1999 (1 year 3 months)

SAFECO Insurance
Senior System Support
1994 - 1998 (4 years)

Education

Northwest University
BA, Cultural Anthropology · (1990 - 1995)

Oral Roberts University
· (1988 - 1990)

North Valley H.S.
· (1984 - 1988)